SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T- 3

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

CEDC FINANCE CORPORATION INTERNATIONAL, INC.

(Name of Issuer)

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

(Name of Guarantor)

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

(856) 273-6980

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
9.125% Senior Secured Notes due 2016	Up to a maximum aggregate principal amount of $38 million(1)

8.875% Senior Secured Notes due 2016	Up to a maximum aggregate principal amount of €43 million(1)

Approximate date of proposed public offering: The Exchange Offer commenced on February 25, 2013 and will expire at 11:59 p.m. New York time, on March 22, 2013 unless extended or earlier terminated by the Company.

Name and Address of agent for service: Brian Morrissey, Secretary, CEDC Finance Corporation International, Inc., 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey 08054

Copies to:

Scott Simpson Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Phone: +44 207 519 7040 Fax: +44 207 072 7040	James A. McDonald Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Phone: +44 207 519 7183 Fax: +44 207 072 7183

(1)	The aggregate principal amount of 9.125% Senior Secured Notes due 2016 and 8.875% Senior Secured Notes due 2016 that may remain outstanding may be less and will depend on the aggregate principal amount of 9.125% Senior Secured Notes due 2016 and 8.875% Senior Secured Notes due 2016 that are exchanged in the Exchange Offer described in Item 2.

The Applicant’s hereby amend this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

1. General Information

(a) CEDC Finance Corporation International, Inc. (the “Company” or “CEDC FinCo”) is a Delaware corporation.

(b) The Company is incorporated under the laws of Delaware.

2. Securities Act Exemption Applicable

The Company is offering to exchange (the “Exchange Offer”) all of the outstanding 9.125% Senior Secured Notes due 2016 (the “9.125% Existing 2016 Notes”) and the 8.875% Senior Secured Notes due 2016 (the “8.875% Existing Notes” and, together with the 9.125% Existing 2016 Notes, the “Existing 2016 Notes”) issued by CEDC Finance Corporation International, Inc. (“CEDC FinCo”), a wholly-owned subsidiary of Central European Distribution Corporation (“CEDC”), which Existing 2016 Notes are guaranteed by CEDC and certain of CEDC’s subsidiaries, for (i) shares of new common stock (the “New Common Stock”) to be issued by CEDC, (ii) up to $500 million aggregate principal amount of new 6.5% Senior Secured Notes due 2020 (the “New Secured Notes”) to be issued by CEDC FinCo and guaranteed by CEDC and certain subsidiaries of CEDC. The terms of the Exchange Offer are contained in the Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated February 25, 2013 (the “Offering Memorandum and Disclosure Statement”). In conjunction with the Exchange Offer, CEDC FinCo is also soliciting consents from holders of Existing 2016 Notes to certain amendments to the indenture governing the Existing 2016 Notes (the “Existing 2016 Notes Indenture”), (i) subject to receiving consents from holders of a majority of principal amount outstanding of Existing 2016 Notes, to eliminate certain restrictive covenants and certain events of default and related provisions contained in the Existing 2016 Notes Indenture (the “Covenant Amendments”) and (ii) subject to receiving consents from holders of at least 90% of principal amount outstanding of Existing 2016 Notes, to provide for the release of all of the liens on the collateral securing the Existing 2016 Notes and the subsidiary guarantees of the Existing 2016 Notes, including by amending the Existing 2016 Notes Indenture and by terminating or amending, as applicable, the related security document. (the “Collateral and Guarantee Amendments”).

The Covenant Amendments and the Collateral and Guarantee Amendments would be effected through a supplemental indenture (the “Supplemental Indenture”), the form of which is attached hereto as Exhibit T3C.4, executed by the Company, the Guarantors and the Trustee on or promptly after the Consent Date, which is the date on which the minimum number of consents are received from holders to adopt the Collateral and Guarantee Amendments. The Collateral and Guarantee Amendments will include a release of collateral securing the Existing 2016 Notes and guarantees of the Existing 2016 Notes (excluding the guarantee of CEDC which will not be released), which amendments may be deemed to result in the issuance of a “new security” with respect to the Existing 2016 Notes that are not tendered in the Exchange Offer. Therefore, the Company hereby files this Application for Qualification of the Existing 2016 Notes Indenture, as modified by the Supplemental Indenture, for up to $38 million of 9.125% Existing 2016 Notes and €43 million of 8.875% Existing 2016 Notes, the highest possible outstanding principal amount of Existing 2016 Notes that may be remaining following the execution of the Supplemental Indenture. These remaining Existing 2016 Notes (the “Modified Notes”) will continue to be outstanding under the Existing 2016 Notes Indenture, as modified by the Supplemental Indenture, which will implement the Covenant Amendments and the Collateral and Guarantee Amendments. The Modified Notes will retain the same CUSIP number as the Existing 2016 Notes and no exchange of Modified Notes for Existing 2016 Notes will be made.

If holders of Existing 2016 Notes consent only to the Covenant Amendments and not the Collateral and Guarantee Amendments (such consent requiring consents from holders representing 50% of the principal amount outstanding of Existing 2016 Notes), the Covenant Amendments will be implemented through a supplemental indenture. Such modifications to the Existing 2016 Notes Indenture should not be considered a deemed issuance of a new security. In this case any supplemental indenture implementing only the Covenant Amendments would not be qualified under the Trust Indenture Act of 1939.

The execution of the Supplemental Indenture, giving effect to the Collateral and Guarantee Amendments may be considered as a “deemed” issuance of the Modified Notes to their holders. If the Collateral and Guarantee Amendments are implemented through the Supplemental Indenture, the Company will be making the “deemed issuance” of the Modified Notes in reliance on Section 3(a)(9) (the “Section 3(a)(9) exemption”) of the U.S. Securities Act of 1933 (“Securities Act”), to exempt the “deemed issuance” of the Modified Notes from the registration requirements of the Securities Act, based upon the following facts:

•	the Modified Notes will be offered to existing security holders exclusively and solely in exchange for such holders’ Existing 2016 Notes;

•

no sales of securities of the same class as the Existing 2016 Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the Section 3(a)(9) exemption is claimed;

•

no consideration has been, or is to be, given, directly or indirectly, to any person in connection with the Exchange Offer, except for payment of (i) advisory fees to financial advisors that advised the Company with respect to the terms of the Exchange Offer, (ii) the fees and expenses of the Company’s legal advisors for their legal services, (iii) the fees of the Company’s tax advisors, (iv) the fees of the information agent and exchange agent for their services in relation to the Exchange Offer, (v) fees charged by the trustee and the security agents under the Indenture for their respective services as trustee and security agents, and (vi) an early consent fee payment to eligible holders of the Existing 2016 Notes;

•

the Company’s financial advisors have not been retained to solicit or make, and will not be soliciting or making, any recommendation with respect to the Exchange Offer, the fee payable to the Company’s financial advisors does not depend on the closing of the Exchange Offer or the amount of any securities to be exchanged; and

•	no holder of Existing 2016 Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer other than the surrender of their Existing 2016 Notes.

AFFILIATIONS

3. Affiliates

For the purposes of this Form T-3 only, (i) each Applicant’s directors and officers may be deemed to be “affiliates” of such Applicant by virtue of the positions held by such persons and (ii) Roust Trading Limited and Mr. Roustam Tariko may be deemed to be “affiliates” of CEDC. Item 4, “Directors and Officers,” and the sub-sections of Item 5 entitled “Principal Owners of Voting Securities—Central European Distribution Corporation” are incorporated herein by reference.

The following is a list of subsidiaries of CEDC that may be deemed to be “affiliates” of the Applicants as of the date of this Application. All of the following entities are directly or indirectly wholly-owned by CEDC, unless otherwise indicated. The level of indentation indicates the level of ownership.

Name of Company	Jurisdiction of Organization
Central European Distribution Corporation(1)	Delaware
CEDC Finance Corporation LLC	Delaware
CEDC Finance Corporation International, Inc.	Delaware
CEDC International sp. z.oo.	Poland
Jelegat Holdings Ltd.	Cyprus
WHL Holdings Ltd.	Cyprus
Dancraig Wine & Spirit Trading Ltd.	Isle of Man
Global Wine & Spirit Holding Ltd.	Cyprus
Tisifoni Wines & Spirits Ltd.	Cyprus
Whitehall-Center LLC	Russia
Whitehall St. Petersburg (2)	Russia
Whitehall Severo-Zapad	Russia
WH Import Company LLC	Russia
Whitehall Siberia	Russia
Whitehall Rostov-on-Don (3)	Russia
Bols Hungary Beverage Import & Distribution Ltd.	Hungary
Copecresto Enterprises Ltd. (4)	Cyprus
Ardy Investments Ltd.	Cyprus
Lugano Holdings Ltd.	Cyprus
OOO Parliament Distributions	Russia
OOO Parliament Production	Russia
ISF	Germany
Lion/Rally Lux 1 S.A.	Luxembourg
Lion/Rally Lux 2 S.à r.l.	Luxembourg
Lion/Rally Lux 3 S.à r.l.	Luxembourg
Pasalba	Cyprus
Latchey Ltd	Cyprus
OOO Glavspirttrest	Russia
Vlaktor Trading	Cyprus
AVK Holdings	Cyprus
Chorniy & Mikola	Ukraine
Premier Distribution Company	Ukraine
Joint Stock Company Russian Alcohol Group (5)	Russia
Bravo Premium LLC	Russia
Sibirsky LVZ	Russia
JSC Distillery Topaz	Russia
The Trading House Russian Alcohol LLC	Russia
Mid-Russian Distilleries	Russia
OOO First Tula Distilleries (6)	Russia
Trading House Russian Alcohol	Russia
TH Russian Alcohol Centre (7)	Russia
TH Russia Alcohol North West (8)	Russia
TH Russia Alcohol Siberia (9)	Russia
TH Russia Alcohol Moscow(10)	Russia

(1)	Central European Distribution Corporation is the ultimate parent corporation of each of the entities listed below.
(2)	90.0% owned by Whitehall Holdings Limited.
(3)	85.0% owned by WH Import Company.
(4)	83.33% owned by Bols Hungary Beverage Import & Distribution Ltd. 13.77% owned by Central European Distribution Corporation.
(5)	99.9% owned by Pasalba. 0.1% owned by Lion/Rally Lux 3 S.à r.l.
(6)	99.9% owned by Russian Alcohol Group. 0.1% owned by Mid-Russian Distillieries.
(7)	99.0% owned by Russian Alcohol Group. 1.0% owned by Trading House Russian Alcohol.
(8)	99.0% owned by Russian Alcohol Group. 1.0% owned by TH Russian Alcohol Centre.
(9)	1.0% owned by Russian Alcohol Group. 99.0% owned by TH Alcohol North West.
(10)	99.0% owned by Russian Alcohol Group. 1.0% owned by TH Alcohol Moscow.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

The Company

The following table lists the names and offices held by all directors and executive officers of the Company.

Name	Position
Grant Winterton	President, Chief Executive Officer and Board Member
Ryan Lee	Vice President, Chief Financial Officer and Board Member
James Archbold	Assistant Secretary

The mailing address for each of the officers and directors listed above is:

c/o Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

Central European Distribution Corporation

The following table lists the names and offices held by all directors and executive officers of Central European Distribution Corporation.

Name	Position
Roustam Tariko	Chairman of the Board of Directors
N. Scott Fine	Lead Director
David Bailey	Director
Joseph Farnan	Director
Alessandro Picchi	Director
Jose Aragon	Director
Markus Sieger	Director
Grant Winterton	Chief Executive Officer
Ryan Lee	Chief Financial Officer
James Archbold	Vice President and Director of Investor Relations

The mailing address for each of the officers and directors listed above is:

Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

5. Principal Owners of Voting Securities

The Company

As of February 15, 2013, CEDC owned 100 shares of common stock of the Company, representing 100% of the voting securities of the Company. CEDC’s complete mailing address is c/o Central European Distribution Corporation, 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey 08054.

Central European Distribution Corporation

As of February 15, 2013, Roust Trading Limited and Mr. Roustam Tariko owned 15,920,411 shares of common stock of CEDC, representing 19.47% of the voting securities of CEDC. Roust Trading Limited and Mr. Roustam Tariko’s complete mailing address is 25 Belmont Hills Drive, Warwick WK 06, Bermuda.

UNDERWRITERS

6. Underwriters

(a) Within three years prior to the date of filing this Application, no person has acted as an underwriter of the Company’s securities that are outstanding as of the date of this Application.

(b) No person is acting, or proposed to be acting, as principal underwriter of the New Notes proposed to be offered pursuant to the Third Supplemental Indenture.

CAPITAL SECURITIES

7. Capitalization

(a) The following table sets forth below information with respect to each authorized class of securities of each of the Applicants as of February 15, 2013.

Company	Amount Authorized	Amount Outstanding
CEDC Finance Corporation International, Inc.
Common Stock	100	100
9.125% Senior Secured Notes due 2016	$380,000,000	$380,000,000
8.875% Senior Secured Notes due 2016	€430,000,000	€480,000,000
Central European Distribution Corporation
Common Stock	120,000,000	81,757,789
Preferred Stock	1,000,000	0
3.00% Convertible Notes due 2013	$300,000,000	$257,858,000

(b) Unless otherwise specified (i) each of the entities listed above has issued only one class of voting securities and (ii) the holders of such securities are entitled to one vote per share on all matters presented to securities holders. Holders of preferred stock of Central European Distribution Corporation are not entitled to vote on matters voted on by stockholders, except as expressly permitted by law or as may be determined by the Company’s board of directors in a certificate of designations, references and rights.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions

The Modified Notes will be issued under the Existing 2016 Notes Indenture, as amended by the Third Supplemental Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and the trustee thereunder (the “Trustee”). The following analysis is not a complete description of the Existing 2016 Notes Indenture provisions discussed herein and is qualified in its entirety by reference to the terms of the Existing 2016 Note Indenture and Third Supplemental Indenture, which are included as Exhibits T3C.1, T3C.2, T3C.3 and TC3.4 hereto and incorporated by reference herein. The Company has not entered into the Existing 2016 Notes Indenture as of the date of this filing, and the terms of the Existing 2016 Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Existing 2016 Notes Indenture. Section references refer to sections in the Existing 2016 Notes Indenture unless otherwise indicated.

(a) Events of Default; Withholding of Notice

An Event of Default with respect to the Modified Notes is defined in the Existing 2016 Notes Indenture (as amended by the Supplemental Indenture) as being:

(i) default for 30 days in the payment when due of interest on if any, with respect to, the Modified Notes;

(ii) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the Modified Notes;

Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, interest, if any, of any Note, the Trustee may withhold the notice of Default or an Event of Default (except a Default in payment of principal of, premium, if any, or interest on any Note) if and for so long as the Trustee in good faith determines that it is in the best interests of the Holders to withhold such notice.

(b) Authentication and Delivery of New Notes; Use of Proceeds

An Officer (whom shall have been duly authorized by all requisite corporate actions) shall sign the Modified Notes for the Company by manual or facsimile signature.

If an Officer whose signature is on a Modified Note was an Officer at the time of such execution but no longer holds that office or position at the time the Trustee (or the Authenticating Agent) authenticates the Modified Note, the Modified Note shall be valid nevertheless. The Trustee shall be entitled to rely on such signature as authentic and shall be under no obligation to make any investigation in relation thereto.

A Modified Note shall not be valid until an authorized signatory of the Trustee, or, as the case may be, an Authenticating Agent signs (either manually or by facsimile) the certificate of authentication on the Modified Note. The signature shall be conclusive evidence that the Modified Note has been authenticated under the Senior Secured Notes Indenture.

There will be no proceeds from the issuance of the Modified Notes because the Modified Notes will be part of the consideration exchanged for the Existing 2016 Notes.

(c) Release and Substitution of Property Subject to the Lien of the Existing 2016 Notes Indenture

Not applicable.

(d) Satisfaction and Discharge of the Senior Secured Notes Indenture

The Existing 2016 Notes Indenture shall be discharged and shall cease to be of further effect as to all Modified Notes issued hereunder when (a) either (i) all Modified Notes that have been authenticated, except lost, stolen or destroyed Modified Notes that have been replaced or paid and Modified Notes for whose payment U.S dollars (in the case of Dollar Notes) or euros (in the case of Euro Notes) have been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or (ii) all Modified Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the defeasor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash denominated in dollars or euros, non-callable government securities, or a combination of cash in dollars or euros, non-callable government securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Modified Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (b) no

Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a Default under, any other instrument to which the Company is a party or by which the Company is bound; (c) the Company has paid, or caused to be paid, all sums payable under the Existing 2016 Notes Indenture; and (d) the Company has delivered irrevocable instructions to the Trustee under the Existing 2016 Notes Indenture to give the notice of redemption and apply the deposited money toward the payment of the Modified Notes at maturity or the redemption date, as the case may be. In addition, the defeasor must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e) Evidence Required to be Furnished by the Corporation to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Existing 2016 Notes Indenture.

CEDC shall deliver to the Trustee annually a statement regarding compliance with the Existing 2016 Notes Indenture. Upon becoming aware of any Default or Event of Default, the Company shall deliver to the Trustee within 30 days a statement specifying such Default or Event of Default.

9. Other Obligors

The following lists the name and complete mailing address of each obligor under the Existing 2016 Notes Indenture, other than the Company, assuming the consent from holders representing 90% of the principal amount outstanding of the Existing 2016 Notes to the Covenant Amendments and the Collateral and Guarantee Amendments:

The Company’s obligations with respect to the Modified Notes will be guaranteed by CEDC. CEDC’s mailing address is 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey 08054.

10.	Content of Application for Qualification. This Application for Qualification comprises:

(a) Pages numbered 1 to 11 consecutively.

(b) The statement of eligibility and qualification of the Trustee under the Senior Secured Notes Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

List of Exhibits

Exhibit T3A.1*	—	Certificate of Incorporation of CEDC Finance Corporation International, Inc., dated November 5, 2009.

Exhibit T3A.2*	—	Certificate of Amendment of Certificate of Incorporation of CEDC Finance Corporation International, Inc., dated November 23, 2009.

Exhibit T3A.3	—	Amended and Restated Certificate of Incorporation of Central European Distribution Corporation (Incorporated by reference to Exhibit 3.1 to Central European Distribution Corporation’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2010).

Exhibit T3B.1*	—	Bylaws of CEDC Finance Corporation International, Inc.

Exhibit T3B.2	—	Amended and Restated Bylaws of Central European Distribution Corporation (Incorporated by reference to Exhibit 3.2 to Central European Distribution Corporation’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2011).

Exhibit T3C.1	—	Indenture, dated December 2, 2009 by and between Central European Distribution Corporation, CEDC Finance Corporation International, Inc., as Issuer and Deutsche Trustee Company Limited, as Trustee (Incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K of Central European Distribution Corporation filed with the Commission on December 3, 2009).

Exhibit T3C.2	—	First Supplemental Indenture, dated December 29, 2009 by and among Bravo Premium LLC, JSC Distillery Topaz, JSC “Russian Alcohol Group,” Latchey Limited, Limited Liability Company “The Trading House Russian Alcohol,” Lion/Rally Cayman 6, Lion/Rally Lux 1 S.A., Lion/Rally Lux 2 S.à r.l., Lion/Rally Lux 3 S.à r.l., Mid-Russian Distilleries, OOO First Tula Distilleries, OOO Glavspirttrest, Pasalba Limited, Premium Distributors sp. z o.o., Sibirsky LVZ, as Additional Guarantors, CEDC Finance Corporation International, Inc., as Issuer, the entities listed on Schedule I thereto, as the existing Guarantors, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Polish Security Agent and TMF Trustee Limited, as Security Agent (Incorporated by reference to Exhibit 4.26 of the Annual Report on Form 10-K of Central European Distribution Corporation filed with the Commission on March 1, 2011).

Exhibit T3C.3	—	Second Supplemental Indenture, dated December 8, 2010 by and among CEDC Finance Corporation International, Inc., as Issuer, Central European Distribution Corporation and the entities listed on Schedule I thereto, as Guarantors, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Polish Security Agent and TMF Trustee Limited, as Security Agent (Incorporated by reference to Exhibit 4.22 of the Annual Report on Form 10-K of Central European Distribution Corporation filed with the Commission on March 1, 2011).

Exhibit T3C.4*	—	Form of Third Supplemental Indenture.

Exhibit T3D	—	Not applicable.

Exhibit T3E.1	—	Offering Memorandum, Consent Solicitation and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated February 25, 2013 (Incorporated by reference to Exhibit (a)(1)(i) of Central European Distribution Corporation’s Schedule TO filed with the Commission on February 25, 2013).

Exhibit T3E.2	—	Form of Letter of Transmittal to holders of 9.125% Senior Secured Notes due 2016 and 8.875% Senior Secured Notes due 2016 (included as part of Exhibit T3E.1).

Exhibit T3E.3	—	Ballots (included as part of Exhibit T3E.1).

Exhibit T3F*	—	Cross-reference sheet showing the location in the Senior Secured Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit 25.1*	—	Statement of eligibility and qualification of the trustee on Form T-1.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, CEDC Finance Corporation International, Inc., a corporation organized and existing under the laws of the State of Delaware, and Central European Distribution Corporation, a corporation organized and existing under the laws of the State of Delaware, each have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of London, United Kingdom, on the 25th day of February, 2013.

CEDC FINANCE CORPORATION INTERNATIONAL, INC.

		By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer
Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

		By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer
Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP